Buenos Aires, June 25th, 2020

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Amendment to the Share Buyback Program

Dear Sirs,

We are addressing to you, in accordance with article 11 of Chapter I, Title II and article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013) to inform that, as the date hereof, the Board of Directors of Pampa Energía S.A. (the “Company” or “Pampa”) approved the amendment of the 2nd and 5th items of the terms and conditions of the Share Buyback program approved on April 13th, 2020 (the “Program”), in the following terms: “2. Maximum amount to repurchase: AR$3.600.000.000 (three billion six hundred million Argentine Pesos) or the lower amount that reaches the repurchase of 10% of Pampa’s capital stock. The repurchase amount shall never surpass the limit referred to in item 6 of the Program.” and “5. Price to be paid per share: Up to US$11 (eleven United States Dollars) per ADR in the New York Stock Exchange and up to AR$ 52,80 (fifty-two with eighty cents Argentine Pesos) per share in the Bolsas y Mercados S.A.”

Sincerely yours,

________________________________

Victoria Hitce

Head of Market Relations